Exhibit 99.1

Engine Capital LP

1345 Avenue of the Americas, 33rd Floor

New York, NY 10105

(212) 321-0048

February 14, 2020

CymaBay Therapeutics, Inc.

7575 Gateway Boulevard, Suite 110

Newark, CA 94560

Attention: Board of Directors

Dear Members of the Board:

Engine Capital LP, together with its affiliates (“Engine” or “we”), is the largest shareholder of CymaBay Therapeutics, Inc. (“CymaBay,” “CBAY” or the “Company”), with ownership of approximately 9.7% of the Company’s outstanding shares. CymaBay represents a significant investment for Engine. We invested in CBAY because we believe the Company is undervalued and there are opportunities readily available to CBAY’s Board of Directors (the “Board”) to significantly increase shareholder value.

For context, Engine is a value-oriented investment firm launched in July 2013. Since its launch, Engine has negotiated board representation or settlements at 17 public companies and added 27 highly qualified new board members to these companies. We have experience in the markets CymaBay operates in, including by virtue of our principal serving as a director of pharmaceutical company Recro Pharma, Inc., as well as other significant investments in several other biotech companies. As part of our due diligence process, we have had an opportunity to discuss CymaBay and its prospects with, among others, CBAY’s President and Chief Executive Officer, Sujal Shah, and CBAY’s Chair of the Nominating and Corporate Governance Committee, Kurt von Emster.

Since filing our initial Schedule 13D on December 12, 2019, many frustrated shareholders have reached out to us and we thought it would be helpful to share our views publicly for the benefit of the entire Board as well as other shareholders.

The Company’s recent decision to suspend development of Seladelpar was obviously an incredible disappointment. The Company now faces a new reality and we commend the Board and management team for moving aggressively to reduce CymaBay’s workforce by 60% in short order. Unfortunately, more has to be done to further reduce costs and conserve the Company’s primary asset - its cash. We are concerned by the elevated cash burn of the Company. In its recent update letter from January 29, 2020, CBAY implied $10 to $15 million of cash burn for general corporate purposes for the first 6 months of the year. This is simply too high. Based on similar exercises done at other pharma companies (in similar situations), we believe the appropriate semi-annual cash burn for a company with just over 20 employees should be between $5 and $7.5 million. We assume that the Company is also using some external experts to review data and discuss its findings with the FDA, which may explain some of the difference, but we are skeptical from the outside that this alone can justify these elevated costs. Shareholders have suffered immensely with CBAY’s stock down almost 85% over the past 12 months. At this point, everything should be on the table to reduce the cash burn, including senior management and Board members taking deep compensation cuts.

Given this elevated cash burn, time is of the essence and the Company needs to conclude its strategic review process as expeditiously as possible. Our hope is that the Company can work with the FDA to find an economical path forward for Seladelpar. If that is not possible, Engine strongly believes that CymaBay should simply liquidate and return cash to shareholders as quickly as possible. We believe that under this scenario, shareholders could receive north of $2 per share, resulting in a very good risk-adjusted return. The other alternative that the Board is likely considering is some type of transaction such as a reverse merger, a licensing agreement or an acquisition. Engine has reviewed the track record of such transactions in this space and it is abysmal. Most of these transactions end up destroying significant value over time. Given the frothy market and the current availability of capital, the risk of a transaction is even higher. There is significant risk of adverse selection as good assets should have no problem going public on their own.

We are concerned that, given the minimal insider ownership at CBAY, especially among the independent Board members, the Board is effectively “playing” with other people’s money and its incentives are not necessarily aligned with those of shareholders. Therefore, if the Board is inclined to try to beat the odds and pursue an acquisition, Engine would request two things:

1.	We believe that any material transaction should be subject to shareholder approval, whether legally required or not. As mentioned earlier, the Board members own a de minimis amount of stock and have overseen significant value destruction so shareholders should have an opportunity to voice their opinions on any material transaction before it takes effect. In practice, if the deal is well received, the stock will go up and shareholders will approve the transaction. If the deal is poorly received, shareholders should be able to vote down the deal.
2.	If the Board decides to pursue a transaction instead of a liquidation, it should be because the Board members are excited about the future prospects following the transaction. In that case, we believe the members of the Board should commit to making a significant personal investment in CBAY when legally permitted to do so. It is easy to be excited about a transaction when one has no “skin in the game.” If directors are unwilling to commit to making a material personal investment, then the Board shouldn’t recommend such a transaction to shareholders.

So far, our interactions with both Sujal and Kurt have been positive and we hope to continue to work constructively with the Board. However, be advised that we will not hesitate to take any action that we believe is necessary to protect the best interests of the Company’s shareholders.

Very truly yours,

/s/ Arnaud Ajdler

Arnaud Ajdler

Managing Member

Engine Capital L.P.